Exhibit 2(d)(6)

To all DTC
Participants:

            FORM OF SPECIAL INSTRUCTIONS PERTAINING TO THE HIGH YIELD
                  PLUS FUND, INC. (THE "FUND") RIGHTS OFFERING

Please note the following instructions:

PRICING: The new Shares are being offered at a Subscription Price which will be the lower of (a) 97% of the net asset value per Share as of the close of business on the Expiration Date or (b) 95% of the average of the last reported sales price of a share on the New York Stock Exchange on the Expiration Date and the four preceding business days. Subscribers will be required initially to pay for the Shares subscribed for at an Estimated Subscription Price of $_______ per Share. On a date within [eight (8)] business days following the Expiration Date (the "Confirmation Date"), subscribers will be notified as to (i) the number of Shares subscribed for under the Primary Subscription and, if applicable, the Over-Subscription Privilege, and (ii) any additional amount payable by subscribers to the Fund or any excess to be refunded by the Fund to such subscribers, in each case, based on the Subscription Price as determined on the Expiration Date. The Rights Holder should note that the amount payable for the Shares subscribed for pursuant to the Certificate may be more than the Estimated Subscription Price and that additional amounts in respect of the Subscription Price may be payable following the Expiration Date. Any additional payment required by subscribers must be received by the Subscription Agent within [seven
(7)] business days after the Confirmation Date.

SOLICITATION FEES: The Dealer Manager (A. G. Edwards & Sons, Inc.) will pay Soliciting Dealers fees equal to 2.50% of the Subscription Price per share for Shares issued pursuant to the exercise of the Rights and the Over Subscription Privilege. No Solicitation fees will be paid for Shares purchased by the Dealer Manager or other broker-dealers for their own accounts through the exercise of Rights. No solicitation fees will be paid to a participating broker-dealer unless an executed copy of the Soliciting Dealer Agreement is received by the Dealer Manager by January ____, 1999.

INFORMATION AGENT: Contact Shareholder Communications Corporation at (800) 733-8481, ext. 486 with any questions regarding the Rights Offering or with requests for additional materials.

DEALER MANAGER: Contact A. G. Edwards & Sons, Inc. at (617) 619-9606 with any questions regarding the Rights Offering.